Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
BFC Financial Corporation:

We consent to incorporation by reference in the registration statement on Form S-8 (Registration No. 333-12543) of BFC Financial Corporation of our report dated February 3, 2003, except as to note 25, which is as of February 11, 2005, with respect to the consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows of BFC Financial Corporation for the year ended December 31, 2002, which report appears in the December 31, 2004 annual report on Form 10-K of BFC Financial Corporation.

Our report refers to a change in method of accounting for goodwill and intangible assets in 2002.

KPMG LLP

Fort Lauderdale, Florida
March 15, 2005